UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

PREFORMED LINE PRODUCTS COMPANY

(Name of Issuer)

Common Shares, $2 par value per share

(Title of Class of Securities)

740444 10 4

(CUSIP Number)

Caroline S. Vaccariello

Preformed Line Products Company

660 Beta Drive

Mayfield Village, OH 44143

(440) 461-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 2, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 604,213
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 604,213
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 604,213
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.33%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

1	NAME OF REPORTING PERSON Barbara P Ruhlman Revocable Trust dated 9/21/16
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 810,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 810,400
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 810,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.54%
14	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 740444 10 4

EXPLANATORY NOTE

This Amendment No. 8 to Schedule 13D is filed jointly by the Third Restatement of Barbara P. Ruhlman Trust Agreement, dated November 20, 2008 (the “2008 Trust”), and the Barbara P Ruhlman Revocable Trust dated 9/21/16 (the “2016 Trust”). The 2008 Trust and the 2016 Trust are sometimes referred to individually as the “Reporting Person” and collectively as the “Reporting Persons.” This joint filing shall serve as an original Schedule 13D filing by the 2008 Trust and to amend the Schedule 13D most recently filed with the Securities and Exchange Commission by the 2016 Trust to the extent set forth below.

Barbara P. Ruhlman filed a Schedule 13G in November 2001 relating to the Common Shares, $2 par value per share (“Common Shares”), of Preformed Line Products Company (the “Company”). In March 2004, Barbara P. Ruhlman amended the Schedule 13G filing by filing a Schedule 13D, which has been further amended by Schedule 13D/A filings in February 2005, September 2006, December 2008, March 2013, October 2016 and December 2016. Pursuant to the joint filing of Barbara P. Ruhlman and the 2016 Trust in December 2016, the 2016 Trust filed a Schedule 13D relating to Common Shares of the Company. All previous Schedule 13G and Schedule 13D filings by Barbara P. Ruhlman and the 2016 Trust, together with this amendment, are collectively referred to herein as the “Schedule 13D.”

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Common Shares, $2 par value per share, of the Company, with principal offices at 660 Beta Drive, Mayfield Village, Ohio 44143.

Item 2.	Identity and Background.

(a) – (c)

The Schedule 13D is being filed by the Reporting Persons set forth below. The Schedule 13D is hereby amended to no longer include Barbara P. Ruhlman as a Reporting Person as a result of her death on January 2, 2022 and to add the 2008 Trust as a Reporting Person.

Shareholder/Address	Occupation/Employment

Third Restatement of Barbara P. Ruhlman	Not applicable – Trust
Trust Agreement, dated November 20, 2008 c/o McDonald Hopkins LLC
Attention: Bernard L. Karr, Trustee 600 Superior Avenue, East
Suite 2100
Cleveland, Ohio 44114

Barbara P Ruhlman Revocable Trust dated 9/21/16	Not applicable – Trust
c/o McDonald Hopkins LLC
Attention: Bernard L. Karr, Trustee 600 Superior Avenue, East
Suite 2100
Cleveland, Ohio 44114

(d) – (e) During the last five years, the foregoing Reporting Persons have not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 740444 10 4

(f) The 2008 Trust was formed under the laws of the state of Ohio and the 2016 Trust was formed under the laws of the state of Ohio.

Item 3.	Source and Amount of Funds of Other Consideration.

The 2008 Trust received the Common Shares as a gift for no consideration. The 2016 Trust received 810,400 Common Shares in payment of amounts owed to it from a related trust.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is amended to add the following:

During the lifetime of Barbara P. Ruhlman, the 2008 Trust was revocable, and Ms. Ruhlman reported ownership of the Common Shares. The 2008 Trust became irrevocable upon Ms. Ruhlman’s death on January 2, 2022, and Bernard L. Karr became the trustee of the 2008 Trust. In accordance with the terms of the 2008 Trust, it is expected that the Common Shares that it owns will be distributed in equal shares to Robert G. Ruhlman and Randall M. Ruhlman, as beneficiaries of the 2008 Trust.

The Schedule 13D also is amended to report an overall decrease in the 2016 Trust’s beneficial ownership by 17,420 Common Shares since the last filing in connection with sales of Common Shares to the Company and the transfer of Common Shares from an irrevocable trust in payment of amounts owed to the 2016 Trust. In addition, in connection with Ms. Ruhlman’s death and pursuant to the terms of the 2016 Trust, the 2016 Trust expects to offer to sell Common Shares to an irrevocable trust, of which Bernard L. Karr serves as trustee and Robert G. Ruhlman and Randall M. Ruhlman act as co-Trust Advisors.

Except as otherwise described in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in any of the events or matters described in clauses (a) through (j) of Item 4 to Schedule 13D. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The 2008 Trust beneficially owns 604,213 Common Shares, or 12.33%. The 2016 Trust beneficially owns 810,400 Common Shares, or 16.54%.

(b)	Bernard L. Karr, as trustee of the 2008 Trust, has sole voting and dispositive power with respect to 604,213 Common Shares.

Bernard L. Karr serves as trustee and Robert G. Ruhlman and Randall M. Ruhlman serve as co-Trust Advisors of the 2016 Trust and have shared voting and dispositive power with respect to 810,400 Common Shares held in the 2016 Trust.

(c)	None.

(d)

The Reporting Persons, based on their percentage ownership of the Common Shares to which this statement relates, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such Common Shares. The Reporting Persons hold interests that exceed 5% of the Common Shares.

CUSIP No. 740444 10 4

(e)	On January 2, 2022, Barbara P. Ruhlman ceased to be the beneficial owner of Common Shares and is no longer a Reporting Person hereunder.

The percentages of Common Shares held set forth herein are based on 4,899,945 Common Shares outstanding as of September 30, 2021.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended to add the following:

On August 16, 2017, the Company purchased at a price per share of $50.16, 24,920 Common Shares from the 2016 Trust pursuant to a Share Purchase Agreement, dated August 16, 2017, between the Company and the 2016 Trust.

On December 13, 2017, the Company purchased at a price per share of $78.68, 15,000 Common Shares from the 2016 Trust pursuant to a Share Purchase Agreement, dated December 13, 2017, between the Company and the 2016 Trust.

Except as described under Items 3, 4 and 5 and as set out in Item 6, to the best knowledge of the Reporting Persons’, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between these shareholders and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Statement

Exhibit 2	Share Purchase Agreement, dated August 16, 2017, between the Company and the 2016 Trust (incorporated by reference to the Company’s Form 8-K filed on August 16, 2017).

Exhibit 3	Share Purchase Agreement, dated December 13, 2017, between the Company and the 2016 Trust (incorporated by reference to the Company’s Form 8-K filed on December 14, 2017).

CUSIP No. 740444 10 4

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022

By:	/s/ Bernard L. Karr
Bernard L. Karr, as Trustee of the Third Restatement of Barbara P Ruhlman Trust Agreement, dated November 20, 2008

By:	/s/ Bernard L. Karr
Bernard L. Karr, as Trustee of the Barbara P Ruhlman Trust dated 9/21/16